Exhibit 99.1

Telesat Lightspeed to Receive $400 Million Investment

from the Government of Québec

•	The Lightspeed program is expected to bring $1.8 billion of investment into the Québec aerospace sector, creating 600 new highly-skilled, high-paying jobs and billions of dollars in economic growth.
•	Telesat selects Canada’s MDA to deliver the state-of-the-art phased array antennas for Lightspeed satellites.
•	Telesat’s prime contractor, Thales Alenia Space, will establish the Lightspeed satellites’ final assembly and manufacturing in Québec and is in discussions with Québec-based partners.

MONTRÉAL, CANADA, February 18, 2021 – Telesat, one of the world’s largest satellite operators, announced today that it has entered into a Memorandum of Understanding (MOU) with the Government of Québec for an investment of $400 million into Telesat Lightspeed, Telesat’s highly advanced Low Earth Orbit (LEO) satellite network. Telesat will invest $1.6 billion into Québec, both directly and through its supply chain, which will include a significant portion of Lightspeed manufacturing and operations. The Lightspeed program will create 600 high-paying STEM jobs, leverage Québec’s substantial aerospace expertise and infrastructure, and allow the province to harness the significant economic growth from the burgeoning New Space Economy.

Lightspeed, the most innovative, cutting-edge broadband satellite network ever conceived, will bridge the Digital Divide both in Canada and throughout the rest of the world. All $ amounts referenced in this release are in Canadian dollars.

Agreement with the Government of Québec

Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity as well as a $200 million loan. It is expected that a final agreement will be completed in the coming months. This collaboration comes on the heels of Telesat’s selection of Thales Alenia Space as prime contractor for Lightspeed and its recently completed $600 million partnership with the Government of Canada to affordably bridge Canada’s digital divide through Telesat Lightspeed.

Telesat Lightspeed operations to be located in Québec

As a result of this agreement and given Québec’s world-class expertise and competencies in the aerospace sector, Québec will be a key partner for the manufacturing and operations of Lightspeed. Specifically, the province will be home to a large Telesat campus that will house a broad range of Lightspeed technical operations, including the Network Operating Centre, a Satellite Control Centre, the Cybersecurity Operations Centre, the Engineering Lab and an advanced Landing Station providing secure, high-capacity communication links to the Lightspeed constellation. This new campus will host approximately 320 new, highly skilled Telesat jobs, largely in STEM.

Telesat selects MDA to manufacture sophisticated phased array antennas in Québec

In light of their world-class expertise, Telesat has selected leading Canadian space technology company MDA to manufacture the cutting-edge phased array antennas to be incorporated into the Lightspeed satellites. In manufacturing these revolutionary antennas, MDA will leverage 3D additive manufacturing and will incorporate advanced beam hopping technology that will allow the Lightspeed constellation to dynamically and flexibly focus high capacity broadband links into rural and remote communities and other demand hot spots around the world.

Lightspeed satellite manufacturing in Québec, positioning the province to be a global leader in the New Space Economy

Telesat’s prime contractor, Thales Alenia Space, will establish the final manufacturing of the advanced Lightspeed satellites at an assembly, integration and testing facility in Québec and, in this regard, is in discussions with Québec-based partners. This state-of-the-art facility will leverage next-generation manufacturing capabilities to deliver on average one Lightspeed satellite per day. Lightspeed satellites are the most advanced LEO broadband satellites ever conceived, incorporating a wide range of cutting-edge, disruptive technologies.

“Telesat welcomes and appreciates the strong support and participation of the Government of Québec as we embark on Lightspeed, the most ambitious and consequential program in our more than 50-year history,” said Dan Goldberg, Telesat’s President and CEO. “The vast aerospace expertise resident in Québec, coupled with the Government’s leadership and vision for the fast-growing New Space Economy, provides an overwhelmingly compelling rationale for Telesat to make substantial investments in the province, including the manufacture of the Lightspeed satellites and the establishment of our extensive technical operations. We deeply value the world-class talent and capabilities in Québec and we are excited to welcome that talent into the Telesat family.”

“Today’s news is extraordinary, both for Québec’s aerospace sector and for Québec as a whole. The preservation of 650 jobs and the creation of a further 600 jobs at about $100,000 a year is an example of how Québec will bridge the wealth gap with neighbouring jurisdictions. I am in politics to achieve this goal. The pandemic will have an ongoing impact on aircraft construction, and this is the ideal time to accelerate the pace of satellite development, a new and promising field for the aerospace industry. Your government will continue to invest to create better-paid jobs in Québec, to build a more prosperous Québec, and ensure a prouder Québec!”

-	François Legault, Premier of Québec

“The Telesat project will raise the international profile of Québec engineering and our space industry. It gives us a key position in the new, private-sector space race. This investment will boost our aerospace industry, which has suffered over the last year. Québec is already a leader in the field, but with today’s announcement, we show that we will do what it takes to remain a leader into the future.”

-	Pierre Fitzgibbon, Minister of Economy and Innovation

“We are very proud to be selected for this critical role on Telesat Lightspeed, which will enable us to expand our presence in Québec and create highly-skilled, high-paying jobs while engaging with our local supply chain on this ground-breaking program. With this key role in developing next-generation antenna technology, combined with our advanced manufacturing capabilities, we anticipate major growth in our Montreal-based Satellite Systems business. We would like to thank Telesat for its confidence in MDA, and the Government of Québec for its financial support.”

-	Mike Greenley, Chief Executive Officer, MDA

To learn more about Lightspeed, visit https://www.telesat.com/lightspeed.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat has grown to be one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive growth. Operating under its global priority Ka-band spectrum rights, Lightspeed, Telesat’s Low Earth Orbit network, will redefine global satellite connectivity with ubiquitous, affordable broadband links and fibre-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Media contacts:

KWT Global for Telesat
telesat@kwtglobal.com

Mercure Conseil for Telesat

(En français)

Mathieu Filion

514-700-5550, ext. 556

mfilion@mercureconseil.ca

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ”forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “can”, “is expected,” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” sections of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and in Telesat Canada’s Quarterly Report on Form 6-K for the quarters ending March 31, 2020, June 30, 2020, and September 30, 2020, all of which can be obtained from the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the impact of  COVID-19  on Telesat’s business and the economic environment, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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